Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

FUNDRISE GROWTH TECH FUND, LLC
PORTFOLIO HOLDINGS (UNAUDITED)
MARCH 31, 2024

(Amounts in thousands)

Description	Par/Shares	Security Type	Value as of March 31, 2024	% of Net Assets
Technology Private Equity				
Data Infrastructure				
Databricks, Inc.[1][2][3][4]	382	Common Stock	$29,192	22.9%
dbt Labs, Inc.[1][2][5]	441	Preferred Stock	15,000	11.8%
Databricks, Inc.[1][2][5]	122	Common Stock	9,355	7.3%
Vanta, Inc.[1][2][5]	555	Preferred Stock	5,000	3.9%
Immuta, Inc.[1][2][5]	80	Common Stock	1,022	0.8%
Total Data Infrastructure (Cost $54,914)			**$59,568**	**46.7%**
Artificial Intelligence				
Anthropic PBC[1][2][4][5]	218	Preferred Stock	$7,072	5.5%
8VC ANSE SPV, LP[1][2][5]	N/A	Private Fund	6,021	4.7%
HOF Capital AP Growth, LLC[1][2][5][6]	N/A	Private Fund	5,250	4.1%
AI-LLM, LLC[1][2][5][7]	N/A	Common Stock	1,597	1.3%
Anyscale, Inc.[1][2][5]	300	Common Stock	1,494	1.2%
Theory Ventures, LP[1][2][3][8]	N/A	Private Fund	1,258	1.0%
Luminos, Inc.[1][2][5]	N/A	Simple Agreement for Future Equity	100	0.1%
Total Artificial Intelligence (Cost $24,346)			**$22,792**	**17.8%**
Vertical/Horizontal Software				
ServiceTitan, Inc.[1][2][5]	154	Common Stock	$10,000	7.8%
Canva, Inc.[1][2][5]	6	Common Stock	6,220	4.9%
Total Vertical/Horizontal Software (Cost $16,220)			**$16,220**	**12.7%**
Property Technology				
Inspectify, Inc.[1][2][5]	N/A	Simple Agreement for Future Equity	$4,000	3.1%
Jetty National, Inc.[1][2][5]	611	Preferred Stock	2,000	1.6%
Total Property Technology (Cost $6,000)			**$6,000**	**4.7%**
Total Technology Private Equity (Cost $101,481)			**$104,580**	**82.0%**
Technology Fixed Income (Cost $12,041)			$12,221	9.6%
Short-Term Investments (Cost $9,944)			9,944	7.8%
Other assets in excess of liabilities			957	0.7%
Total Net Assets			**$127,702**	**100.0%**

FUNDRISE GROWTH TECH FUND, LLC
PORTFOLIO HOLDINGS (UNAUDITED)
MARCH 31, 2024

1. Non income-producing investment
2. Restricted security. The aggregate value of restricted securities at March 31, 2024 is approximately $104,580 (amount in thousands) and represents 82.0% of net assets.
3. Investment valued using net asset value per share (or its equivalent) as a practical expedient.
4. Shares held through an interim administrative vehicle.
5. Investments classified as Level 3 within the three-tier fair value hierarchy. See the accompanying notes to the December 31, 2023 schedule of investments for an explanation of this hierarchy, as well as a list of significant unobservable inputs used in the valuation of these instruments.
6. HOF Capital AP Growth, LLC, through a related Single Purpose Vehicle (SPV), holds an investment in a leading private North American-based artificial intelligence and large language model provider (leading defined as a top 5 in capital raised among North American-based companies primarily focused on building and serving foundation models as of the reporting date).
7. AI-LLM, LLC holds an investment in a leading private North American-based artificial intelligence and large language model provider (defined as a top 5 in capital raised as of the reporting date among North American-based companies primarily focused on building and serving foundation models).
8. Limited partnership with a 10-year term. Redemptions are not permitted. There are unfunded commitments of $3,103 (amount in thousands) as of March 31, 2024.